Securities and Exchange Commission

Washington, D.C.  20549

Form 11-K

Annual Report

Pursuant to Section 15 (d) of the
Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2000

A. Full title of the plan:

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

B. Name the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY  10036



PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

The Trustees of the plan currently are Gregory F. Van Gundy, Sandra S. Wijnberg, and Francis N. Bonsignore. Mr. Van Gundy is General Counsel and Secretary of Marsh & McLennan Companies, Incorporated (MMC). Ms. Wijnberg is Senior Vice President and Chief Financial Officer of MMC. Mr. Bonsignore is Senior Vice President - Human Resources and Administration of MMC and has been appointed as Plan Administrator. The business address of all the Trustees is c/o MMC, 1166 Avenue of the Americas, New York, NY 10036.

The members of the Application Review Committee currently are Irene M. Esteves, Kathleen M. Collman, and Karen L. Kay. They are officers of Putnam Investments, Inc. or its subsidiaries. The business address of each Committee member is c/o Putnam Investments, Inc. One Post Office Square, Boston, MA 02109.

The financial statements of the Plan are included in this Form 11-K and consist of the statements of net assets available for plan benefits as of December 31, 2000 and 1999, and the statements of changes in net assets available for plan benefits for the years ended December 31, 2000 and 1999 and the report and consent of Deloitte & Touche, independent public accountants, with respect thereto.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of Putnam Investments, Inc. Profit Sharing Retirement Plan have duly caused this annual report to be signed this 29th day of June, 2001 by the undersigned thereunto duly authorized.

                                      PUTNAM INVESTMENTS, INC.
                                      PROFIT SHARING RETIREMENT PLAN

                                   By Francis N. Bonsignore
                                      --------------------------------
                                      Francis N. Bonsignore
                                      Plan Administrator


INDEPENDENT AUDITORS' CONSENT
-----------------------------

Putnam Investments, Inc. Profit Sharing Retirement Plan:

We hereby consent to the incorporation by reference in Registration Statement No. 2-65096 of Putnam Investments, Inc. on Form S-8 of our report dated March 30, 2001 appearing in this Annual Report on Form 11-K of Putnam Investments, Inc. Profit Sharing Retirement Plan for the years ended December 31, 2000 and 1999, respectively.

Boston, Massachusetts
June 29, 2000




Putnam Investments, Inc.
Profit Sharing Retirement Plan

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2000 and 1999
Supplemental Schedule
As of December 31, 2000

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN


TABLE OF CONTENTS

                                                                         Page

INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2000
AND 1999:

Statements of Net Assets Available for Benefits                           2

Statements of Changes in Net Assets Available for Benefits                3

Notes to Financial Statements                                           4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2000:

Schedule H, Part IV, Line 4i -- Schedule of Assets Held for
Investment Purposes at End of Year                                     9-10

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which the schedules are required.


INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
Putnam Investments, Inc.
Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Putnam Investments, Inc. Profit Sharing Retirement Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's Trustees. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the Plan's net assets available for benefits as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's Trustees. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

March 30, 2001


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

                                                         2000             1999

ASSETS:

Investments, at fair value                       $419,262,404     $461,824,308
Contributions receivable                           28,399,934       26,499,094
                                                 ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                $447,662,338     $488,323,402
                                                 ============     ============

See notes to financial statements.



PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                         2000             1999

ADDITIONS:
Investment activity:
Net (depreciation) appreciation in fair value
of investments                                  $(103,402,402)     $95,120,570
Dividend income                                    37,128,561       28,237,971
Interest income                                     1,748,209        1,618,362
                                                 ------------     ------------
Total                                             (64,525,632)     124,976,903
                                                 ------------     ------------
Contributions:
Employer                                           26,886,966       24,949,826
Participants                                       21,019,962       17,427,140
                                                 ------------     ------------
Total                                              47,906,928       42,376,966
                                                 ------------     ------------

DEDUCTIONS -- Benefits paid to participants        24,042,360       20,447,487
                                                 ------------     ------------

NET (DECREASE) INCREASE                           (40,661,064)     146,906,382

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                 488,323,402      341,417,020
                                                 ------------     ------------
End of year                                      $447,662,338     $488,323,402
                                                 ============     ============

See notes to financial statements.


PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of Putnam Investments, Inc. Profit Sharing Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General -- The Plan, as amended and restated January 1, 1989, is a defined contribution plan sponsored by Putnam Investments, Inc. ("Putnam") and its subsidiaries (the "Company"), which is a wholly owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC") for the benefit of its employees and is intended to qualify as a profit-sharing plan under Section 401(a) of the Internal Revenue Code (the "Code") and to constitute a qualified cash or deferred arrangement under Section 401(k) of the Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Investment Programs - The Plan allows each participant to elect to have employer contributions and reallocated forfeitures invested in one or more of the following authorized investment vehicles:

(1) Any one or a combination of the open-end management investment companies, excluding tax-exempt income funds, for which a subsidiary of Putnam acts as an investment adviser.

(2) Prior to January 1997, any one or a combination of contracts with insurance companies which guarantee principal and interest at a fixed rate. Subsequent to January 1997, the only guaranteed investment contract ("GIC") product offered is the PFTC Stable Value Fund.

(3) MMC common stock (MMC is the parent company of Putnam).

(4) Other investment options approved by the Board of Directors of Putnam, the Trustees of the Plan (the "Trustees") and the Chief
Executive Officer of MMC. There were no investments in this option at December 31, 2000 or 1999.

Employer contributions and forfeitures must generally be allocated with apportionments to be no less than 1% per investment.

Participants may also elect to have their voluntary contributions invested in any one or more of the authorized investments noted above in
(1), (2), (3) and (4), with apportionments to be at least 1% to any one investment.

With proper notification, participants may elect to change their investment in either their participation or voluntary accounts up to once a day. Prior to April 1, 1997, the limit was twice during a fiscal quarter, not to exceed six investment changes per year.

1. DESCRIPTION OF THE PLAN (CONTINUED)

Contributions -- The Plan covers substantially all of the employees of the Company who have adopted the Plan. Employer contributions are determined at the discretion of each company's Board of Directors. Contributions may not exceed the amount permitted as a deduction under the applicable provisions of the Code.

Voluntary employee contributions are accepted within certain limits as defined in the Plan. Participants making contributions are not allowed to withdraw any appreciation on such contributions before termination of employment, but may withdraw their contributions, subject to certain restrictions.

Forfeitures -- Forfeitures of invested employer contributions are reallocated among the remaining eligible participants one year after the fiscal year in which the forfeitures occur. Reallocation of forfeitures amounted to $2,059,848 and $1,476,516 in 2000 and 1999, respectively.

Participant Accounts and Vesting -- The Plan provides that the market value of investments in participant accounts shall be determined each business day. The change in unrealized appreciation or depreciation, investment income received and realized gains or losses on investments sold or distributed are allocated to participants' accounts based on each participant's proportionate interest in the investment.

Employer contributions and forfeitures are allocated annually based on a uniform percentage of eligible earnings per participant. This percentage was 15% in 2000 and 1999.

An employee is eligible to become a participant under the profit-sharing portion of the Plan upon the completion of 12 months of continuous service. An employee is eligible to become a participant in the salary-deferral portion of the Plan upon commencement of employment. A participant must be employed on the last day of the Plan's fiscal year (December 31) to be eligible for their portion of the employer's contribution for that year. The vesting of participants, other than voluntary and rollover contributions, is as follows:

                                                                Vested
                                                               Interest
Years of continuous service:
Less than two                                                    None
Two but less than three                                           25%
Three but less than four                                          50%
Four but less than five                                           75%
Five or more                                                     100%
If a participant reached age 60, died or become disabled         100%

Participants are automatically fully vested in their voluntary and rollover contributions.

Distributions are based on the vested portion of the participant's account valuation as of the liquidation date coinciding with or following the next valuation date after the individual ceases to be a participant. Such distributions are made within a reasonable period after the individual ceases to be a participant, but not later than 60 days after the close of the fiscal year. The Plan generally allows terminated participants to maintain their accounts in the Plan, but such accounts do not share in contributions and forfeiture reallocations.
The value of these accounts will continue to be determined each business day.

1. DESCRIPTION OF THE PLAN (CONTINUED)

Salary Savings Contributions -- It is the intention of the Trustees that the salary deferral portion of the Plan be qualified under Section 401(k) of the Code. The terms of the salary savings agreement provide that the participants' earnings contribution to the Plan will be deducted from their payroll, and that the employer shall contribute this amount to the Plan on behalf of the participants. Unless otherwise directed by the employee, all employees contribute 3% of their total earnings to the salary-deferred portion of the plan. Investments into the various investment vehicles are at the discretion of the individual participant. The market value of assets relating to the salary savings program at December 31, 2000 and 1999 was $93,407,639 and $100,326,324,
respectively.

Loans -- Upon the approval of the Loan Committee, appointed by the plan administrator, participants of the Plan may borrow from their accounts, to alleviate financial need as defined by the Plan, an amount which, when added to all other loans to the participant, would not exceed the lesser of (1) a maximum borrowing limit of $50,000 or (2) 50% of the vested balance of the participant's account. All loans shall be secured by the participant's account and will be repaid through payroll deductions according to a fixed repayment schedule which includes interest at a rate equal to the prime rate at the time the loan originated. Loans outstanding at December 31, 2000 and 1999 were $8,335,510 and $7,817,714, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting -- The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Investment transactions are recorded on the trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Investment Valuation -- Investments in equity securities and mutual funds are stated at fair value as determined by quoted market prices based on the last reported sales prices, or the reported net asset value per share on the last business day of the plan year. Investments in collective investment trusts are carried at contract value (cost plus accrued interest), which approximates fair value. Participant loans are recorded at cost which approximates market value.

Administrative Expenses -- Expenses of the Plan have been paid by the Company, but such payment is at its discretion.

Benefits -- Benefits to participants are recorded when paid.

Estimates -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. INVESTMENTS

Investments that represent 5% or more of total plan assets at December 31 are as follows:

                                                   2000                1999

Putnam New Opportunities Fund               $44,196,592         $57,758,513
Putnam Voyager Fund                          40,816,050          51,983,714
Putnam Money Market Fund                     29,104,867          31,273,519
The Putnam Fund for Growth and Income        24,642,184          25,295,684
Putnam Vista Fund                            23,736,344          21,348,608
Putnam OTC Emerging Growth Fund                      --          34,252,122

During the years ended December 31, 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                   2000                1999

Investments at fair value, based on quoted
market prices:
Putnam-sponsored mutual funds             $(106,472,462)        $91,794,037
MMC common stock                              3,070,060           3,326,533
                                          -------------        ------------
Total                                     $(103,402,402)        $95,120,570
                                          =============        ============

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

5. SUBSEQUENT DISTRIBUTIONS

At December 31, 2000 and 1999, terminated employees had requested distributions of the vested portion of their accounts totaling $453,010 and $623,306, respectively. The sources of these distributions by investment type are as follows:

Source                                             2000                1999

Mutual funds                                   $347,182            $515,230
Stable Value Fund -- Guaranteed Investment
Products                                        103,558             103,333
MMC common stock*                                 2,270               4,743
                                          -------------        ------------
Total                                          $453,010            $623,306
                                          =============        ============

*Putnam and MMC are parties-in-interest to the Plan.

6. TAX STATUS OF THE PLAN

The Plan obtained its latest determination letter on March 29, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

                       *  *  *  *  *  *

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

                                                                 (e) Current
(a) (b) Identity of Issue or Shares            (c) Shares             Value

MUTUAL FUNDS:

* Putnam Capital Appreciation Fund                303,531        $6,052,399

* Putnam American Gov't Income Trust              292,090         2,541,187

* Putnam Global Equity Trust                      194,565         2,704,454

* Putnam Global Governmental Income Trust          51,505           577,376

* Putnam Voyager Fund II                          403,436         9,989,079

* Putnam Emerging Markets Trust                   292,447         2,313,253

* Putnam Europe Growth Fund                       262,501         5,992,897

* Putnam Strategic Income Trust                    32,580           213,724

* Putnam Asia Pacific Growth Fund                 401,855         4,323,955

* Putnam Global Growth & Income                    37,703           505,596

* Putnam Global Natural Resources Fund             86,299         1,857,149

* Putnam New Value Fund                           423,406         6,037,766

* Putnam Balanced Fund                             91,747         1,106,468

* Putnam Int'l New Opportunities Fund             977,912        12,468,380

* Putnam Money Market Fund                     29,104,867        29,104,867

* Putnam Utilities Growth and Income Fund         119,510         1,518,977

* Putnam Small Cap Value Fund                     509,139         6,124,948

* Putnam Capital Opportunities Fund               245,302         2,614,923

* Putnam Int'l Growth & Income                    172,459         1,903,947

* Putnam High Yield Trust II                      233,391         1,402,683

* Putnam Health Sciences Trust                    179,169        14,609,441

* Putnam Research Fund                            283,109         4,645,824

* Putnam Technology Fund                          258,402         1,542,663

* Putnam New Century Fund                          80,763         1,432,744

* The George Putnam Fund of Boston                867,415        14,928,212

* The Putnam Fund for Growth and Income         1,259,825        24,642,184

* Putnam Global Growth Fund                       908,588        10,158,015

* Putnam Income Fund                              359,134         2,298,458

* Putnam New Opportunities Fund                   738,333        44,196,592

* Putnam Voyager Fund                           1,707,070        40,816,050

* Putnam Vista Fund                             1,775,344        23,736,344

* Putnam U.S. Government Income Trust             230,810         2,949,750

* Putnam Asset Allocation Fund: Growth            208,529         2,302,165

* Putnam Asset Allocation Fund: Balanced          263,294         2,851,474

* Putnam Asset Allocation Fund: Conservative      131,507         1,219,070

* Putnam Diversified Income Trust                 134,782         1,324,907

* Putnam OTC Emerging Growth Fund               1,503,115        21,299,145

* Putnam International Growth Fund                546,562        13,554,726

* Putnam Investors Fund                           952,786        14,739,606

* Putnam Growth Opportunities                     435,555         9,603,995

* Putnam Intermediate U.S. Gov't Income Fund       86,351           426,576

* Putnam Equity Income Trust                      236,298         3,636,622

* Putnam High Yield Trust                         296,753         2,489,759

* Putnam Classic Equity Fund                      331,675         4,311,772

* Putnam Balanced Retirement Fund                  39,179           407,851

* Putnam Convertible Income-Growth Trust          304,166         4,951,828

* Putnam High Yield Advantage Trust               348,759         2,214,620

* Putnam International Voyager Trust              460,864        10,415,530
                                                               ------------
Total Mutual Funds                                              381,059,947
                                                               ------------

(Continued)

PUTNAM INVESTMENTS, INC.
PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, PART IV, LINE 4i -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2000

                                               (c) Shares/      (e) Current
(a) (b) Identity of Issue                         Par Value          Value

* PUTNAM STABLE VALUE FUND                      $16,320,846      16,320,846

* COMMON STOCK -- Marsh & McLennan
  Companies, Inc.                                   115,779      13,546,101

* PARTICIPANT LOANS -- Various maturities from
  2000 and 2010 at interest rates ranging from
  7.5% to 12.75%                                 $8,335,510       8,335,510
                                                               ------------
TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                      $419,262,404
                                                               ============
(Concluded)

*Party-in-interest

(Note -- The Putnam mutual funds are sponsored by Putnam Investments, Inc., a party-in-interest to the Plan.)